UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

 1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Re-Approval of Amended and Restated Compensation Policy

On January 15 and 16, 2023, the compensation committee and board of directors, respectively, of Formula Systems (1985) Ltd. (“Formula” or the “Company”), acting in accordance with their authorities under the Israeli Companies Law, 5759-1999 (the “Companies Law”), re-considered and re-approved an amended and restated compensation policy (the “Renewed Compensation Policy”). The terms of the Renewed Compensation Policy were described in Proposal 1 of the proxy statement for Formula’s January 12, 2023 special general meeting of shareholders (the “Proxy Statement” and “Special General Meeting”, respectively), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on December 8, 2022 and available at the following link:

https://www.sec.gov/Archives/edgar/data/1045986/000121390022078501/ea169849ex99-1_formulasys.htm

The Renewed Compensation Policy provides more detailed numerical parameters as to each of the elements of compensation for Formula’s office holders, including for the fixed cash compensation component and variable compensation components – consisting of a variable cash compensation component and equity–based compensation component. The Renewed Compensation Policy further includes amendments to the directors’ and officers’ insurance pursuant to the Companies Law regulations.

As previously reported by Formula in its Form 6-K furnished to the SEC on January 12, 2023, the Renewed Compensation Policy was not approved pursuant to Proposal 1 at the Special General Meeting. In re-considering and re-approving the Renewed Compensation Policy, the Company’s compensation committee and the board of directors acknowledged that the requisite majority of the Company’s shareholders for the approval of Proposal 1 had not been achieved at the Special General Meeting. The committee and the board nevertheless re-evaluated the Renewed Compensation Policy and determined that its adoption is in keeping with the best interests of the Company and its shareholders. In their re-evaluation, the committee and the board noted that the policy appropriately reflects the current state of market practice with respect to the compensation policies of Israeli public companies, especially observing the evolution of the form of compensation policy that is customarily adopted by Israeli public companies such as ours whose shares are listed for trading publicly in the United States. The committee and the board furthermore expressed their belief that the Renewed Compensation Policy provides for a compensation package that is competitive with other companies in the Company’s industry, by taking into consideration market data of peer companies. The Renewed Compensation Policy, in the view of the committee and board, will therefore help attract, motivate and retain experienced and talented leaders in senior management positions who will contribute to Formula’s group success and enhance shareholder value while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence. The policy will furthermore embed and model Formula group’s core values as part of a motivated behavior among Formula’s executives. To that end, the Company’s Renewed Compensation Policy is designed, among other things:

•

To closely align the interests of our executive officers with those of our shareholders in order to enhance shareholder value;

•

To align a significant portion of our executive officers’ compensation with Formula’s group short and long-term goals and performance;

•

To provide our executive officers with a market competitive structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and an opportunity to advance in a growing organization;

•

To attract and retain executives with global experience in order to enable the Company to be competitive at the global level;

•

To strengthen the retention and the motivation of executive officers in the long-term; and,

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To provide appropriate awards that incentivize superior individual excellence and corporate performance.

Consequently, consistent with their authorities under the Companies Law, the compensation committee and board of directors re-approved the Renewed Compensation Policy.

Re-Approval of CEO Equity-Based Compensation Grant

On January 15, and 16, 2023, the compensation committee and board of directors, respectively, of Formula, acting in accordance with the Companies Law (and, for the sake of added caution, without the participation of any directors who had been named as defendants in the previously-reported derivative suit filed by a minority shareholder of the Company in December 2020), re-considered and re-approved an eight-year equity-based award of compensation—in the form of 611,771 restricted share units (“RSUs”), composed of time-based-vesting and performance-based-vesting RSUs at a 66.67%-33.33% ratio — to Formula’s chief executive officer (the “CEO”), Mr. Guy Bernstein. The terms of the grant were described in Proposal 2 of the foregoing Proxy Statement.

As previously reported by Formula in its foregoing Form 6-K, the originally-proposed grant was not approved pursuant to Proposal 2 at the Special General Meeting. In re-considering and re-approving the grant, the Company’s compensation committee and board of directors acknowledged that the requisite majority of the Company’s shareholders for the approval of Proposal 2 had not been achieved at the Special General Meeting. The committee and board nevertheless relied upon the following factors, among others, as weighing in favor of re-approval of the grant:

•

The CEO’s contribution to the Company is significant and has been an indispensable resource in the turn-around of the Company’s results of operations since the CEO joined. Since his appointment almost 15 years ago, the CEO has made an immense contribution to the Company and the Formula Group, in particular when considering the turnaround in strategy and performance of both Sapiens and Magic Software. Furthermore, under his leadership, the CEO succeeded in recruiting and retaining leading executives in the Formula Group companies. Among his more prominent achievements, the CEO has helped the Company achieve outstanding growth in results of operations, with a 389% revenue increase between 2008 and 2021. In addition, the Company has seen a significant rise in its share price, rising from January 1, 2008 through November 29, 2022, from approximately NIS 24.70 to approximately NIS 281.9, reflecting a rise of over 1,000%, and the market capitalization of the Company has increased in a corresponding manner, from approximately NIS 659.3 million to approximately NIS 4.318 billion, reflecting an increase of 555%, nearly seven times the original value and outpacing all leading Israeli/Tel Aviv Stock Exchange indices, as well as the Nasdaq Composite Index. During this time, there have been more than 85 successful acquisitions globally, and the Company has succeeded, by way of its subsidiaries, in penetrating a wide variety of foreign and international markets;

•

An RSU grant is fair and reasonable compensation and will provide the CEO with incentive and motivation to continue to achieve successful results for the Company and help retain him notwithstanding the competitive market for his services. This form of compensation aligns the risks and benefits of the CEO and the Company’s shareholders, as even the value of the time-based vesting RSUs (in addition to the performance-based vesting RSUs) is effectively a performance-based compensation.

•

The proposed equity-based grant is aligned with the CEO’s role, experience, responsibilities and skills, as he has demonstrated his extremely valuable contribution to the success of the Formula Group and is the most suitable candidate to continue leading the Group during the vesting period of the grant;

•

The RSU grant compensation is aligned with the Renewed Compensation Policy, which, based on peer compensation studies, is fair and reasonable when considering the CEO’s contribution to the Company’s success;

•

When examining the grant compensation mechanism, the proposed RSU grant is appropriate and helps to establish an appropriate ratio when considering the fixed compensation and the variable compensation components of the CEO’s overall compensation;

•

When considering the duties and qualifications of the CEO and his expected prospective further contribution to the Company, the proposed RSU grant, subject to the terms of the Renewed Compensation Policy, is appropriate and in the best interest of the Company;

•

If the CEO is not appropriately compensated, that could lead him alone or with his team to leave the Company and join one of its competitors, and the RSU grant helps to prevent that from occurring by ensuring that the CEO is appropriately compensated;

•

The RSU grant has two vesting mechanisms, the first of which is based on an eight-year vesting period, which incentivizes the CEO to remain at the Company for an extended period of time, whereas the second is based on performance-vesting, which incentivizes the CEO to ensure that the Company achieves its goals; and

•

The RSU grant serves as a means to encourage the alignment of interests of the Company with those of the CEO and to help preserve that alignment over time. In addition to that alignment, it serves to create and increase shareholder value (as reflected in the market price of the Company’s shares/ADSs), by assisting in the long-term retention of the executive. This compensation creates a similarity of interests between the shareholders of the Company and its most senior executives, assists in their retention and in maintaining their motivation, and constitutes a useful risk management tool for the Company.

Upon consideration of the foregoing factors, among others, and consistent with their authorities under the Companies Law, the compensation committee and board of directors re-approved the award of the RSUs for the CEO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: January 24, 2023	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer